UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.   23  )*

AMREP CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034 (215) 643-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 29, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934(“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Nicholas G. Karabots

(2)	Check the Appropriate Box is a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 2,753,078
(8) Shared Voting Power 0
(9) Sole Dispositive Power 2,753,078
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person 2,753,078

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 45.9%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Glendi Publications, Inc.  59-2235938

(2)	Check the Appropriate Box is a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,391,180
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,391,180
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person 1,391,180

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 23.2%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No.  032159105

(1)	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kappa Media Group, Inc.    23-3047713

(2)	Check the Appropriate Box is a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 410,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 410,000
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owner by Each Reporting Person 410,000

(12)	Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.8%

(14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 23 to Schedule 13D (“Amendment No. 23”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the Common Stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Corporation”).  The Statement has been previously amended by Amendment No. 22 to Schedule 13D filed on October 7, 2011, Amendment No. 21 to Schedule 13D filed on January 3, 2011, Amendment No. 20 to Schedule 13D filed on November 10, 2010, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994,  Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994.  Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994.  In the event that any disclosure contained in this Amendment No. 23 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 23.

Item 1.                      Security and Issuer.

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 23.

Item 2.                      Identity and Background.

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 23.

Item 3.                      Source and Amounts of Funds or Other Consideration.

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 23.

Item 4.                      Purpose of the Transaction.

Item 4 of the Statement is hereby amended to add the following paragraph:

On May 29, 2012, Nicholas G. Karabots transferred, as a charitable contribution, 338,800 shares of Common Stock of the Corporation to the Children’s Hospital of Philadelphia Foundation.  Mr. Karabots may also from time to time effect other disposition of shares of Common Stock of the Corporation owned by him or other entities that he controls.

Item 5.                      Interest in Securities of the Company.

Item 5 of the Statement is hereby amended by deleting the paragraphs (a), (b) and (c) thereof and inserting the following:

(a)           Mr. Karabots beneficially owns all of the 2,753,078 shares of the Common Stock reported on this Statement, which shares represent approximately 45.9% of the outstanding shares of the Common Stock.*   Mr. Karabots beneficially owns 951,898 of the outstanding shares of the Common Stock directly; 1,391,180 of such shares indirectly through Glendi Publications, Inc.; and the remaining 410,000 of such shares indirectly through Kappa Media Group, Inc.

(b)           Mr. Karabots has sole voting and sole dispositive power as to the following: the 951,898 outstanding shares of the Common Stock that he owns directly; the 1,391,180 of such shares of the Common Stock owned indirectly through Glendi Publications, Inc.; and the 410,000 of such shares of the Common Stock owned indirectly through Kappa Media Group, Inc., as reported on this Statement.

(c)           On May 29, 2012, Nicholas G. Karabots transferred, as a charitable contribution, 338,800 shares of Common Stock of the Corporation to the Children's Hospital of Philadelphia Foundation.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

There are no amendments to Item 6 of the Statement Pursuant to this Amendment No. 23.

Item 7                      Material Filed as Exhibits.

There are no amendments to Item 7 of the Statement Pursuant to this Amendment No. 23.

* The percentage of outstanding shares of Common Stock was calculated with reference to 5,996,212 shares outstanding as of February 29, 2012, as reported in the Corporation’s Quarterly Report on Form 10-Q for the quarterly period ending January 31, 2012.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                 May 29, 2012                                                              /s/ Nicholas G. Karabots
---------------------------------------------
Nicholas G. Karabots

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENDI PUBLICATIONS, INC.

Date:                 May 29, 2012                                                              /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title: Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAPPA MEDIA GROUP,  INC.

Date:                 May 29, 2012                                                              /s/ Nicholas G. Karabots
---------------------------------------------
Name: Nicholas G. Karabots
Title: Chief Executive Officer